EXHIBIT 1

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ECI Reports Continued Rise in Profits in Third Quarter 2006

PETACH TIKVA, Israel - October 26, 2006--ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of advanced telecommunications solutions to leading carriers and service providers, reported today that revenues for the quarter ended September 30, 2006 reached $170 million, a 5% increase from the $162 million recorded in the third quarter of 2005 and similar to the level recorded in the second quarter of 2006.

GAAP net income for the third quarter of 2006 reached $7.1 million, or $0.06 per share on a fully diluted basis. This is up 14% compared with third quarter 2005 net income of $6.2 million, or $0.05 per share on a fully diluted basis and with $9.6 million, or $0.08 per share, in the second quarter of 2006, which included a unique $4.1 million gain, or $0.03 per share, resulting from the distribution of ECtel shares to ECI`s shareholders.

Pro forma, non-GAAP, net income for the third quarter of 2006 was $11.1 million, or $0.09 per share, on a fully diluted basis. This is up 39% compared with third quarter 2005 non-GAAP net income of $8.0 million, or $0.07 per fully diluted share, and compared with $14.8 million, or $0.12 per share in the second quarter of 2006, which had also included the above mentioned $4.1 million gain resulting from the distribution of the ECtel shares.

ECI's pro forma net income differs from results reported under U.S. GAAP due to adjustments made for the following on-going, non-cash items:

•	The amortization of acquired intangible assets.
•	The impact of share-based compensation.

ECI has been providing non-GAAP results reflecting these adjustments, as applicable, since the third quarter of 2005. Please see the accompanying Tables 4, 5 6 and 7 for a full reconciliation of GAAP to non-GAAP results.

The results of operations provided by ECI, both GAAP and pro forma non-GAAP, include the impact of Veraz Networks. Based on its 41% holding (33% fully diluted), ECI consolidates Veraz according to the equity method of accounting under "Company's equity in results of investee companies" on a one quarter lag basis.

Last week Veraz filed an S-1 Registration Statement with the SEC relating to its proposed initial public offering, in which ECI may also sell shares. Veraz has made certain adjustments to its financial statements since inception in 2002. These adjustments had an impact on its net losses for the periods through June 30, 2006, resulting in a higher than anticipated loss consolidated by ECI in this third quarter, which amounted in total to $2.8 million.

Cash flow from operating activities totaled $5.3 million for the third quarter of 2006, bringing the year-to-date cash flow to $35.6 million. As of September 30, 2006, ECI Telecom's cash, including short and long-term deposits and marketable securities, totaled $255 million, or $2.14 per share, with no debt.

Revenues for the Optical Networks Division continued to rise for the 13th consecutive quarter, totaling $101 million for the third quarter of 2006, up 20% from the year ago period and up 11% from the second quarter of 2006. On a GAAP basis, operating income for the Division reached $16.8 million, and on a pro forma non-GAAP basis operating income reached $17.7 million. The Division's performance was driven by continued strong demand for cellular backhaul equipment in emerging markets.

Revenues for the Broadband Access Division totaled $57 million for the third quarter of 2006, down from $68 million in the year ago period and down as anticipated from $66 million in the second quarter of 2006. On a GAAP basis, operating income for the division totaled $5.4 million, while pro forma non-GAAP operating income reached $5.9 million. The decline in revenues from the previous quarter was attributable entirely to lower revenues from Deutsche Telekom’s new High Speed Internet project, which contributed $16 million to the second quarter revenues while contributing only $3 million to the third quarter.

Revenues for the Data Networking Division (formerly Laurel Networks) increased sequentially to $4 million for the third quarter of 2006, from $3 million in the second quarter of 2006, and compared with $2 million in the third quarter of 2005. On a GAAP basis, the operating loss for the Division totaled $9 million, while the pro forma non-GAAP operating loss was $7.5 million, reflecting continued high R&D spending.

Commenting on the results, Rafi Maor, President and CEO said, “I am pleased to report another good quarter. While top line revenue grew year-over-year, third quarter revenues were flat sequentially, in line with management expectations. This represents the continued strong revenue growth in our optical business offset by lower revenues in broadband access. Furthermore, we were able to achieve continued growth in our net income as the Optical Networks Division, now an increasingly larger majority of our business, continued to demonstrate strong profitability and we enjoyed a more favorable sales mix in the access business.

“Optical networking revenues continue to experience solid sequential and year-over-year gains as we continue to increase our global market share. Higher sales are attributable to continued cellular subscriber growth in key emerging markets such as India, Russia and Ukraine, which propelled demand for our cellular backhaul offering. During the quarter, ECI began recognizing revenues from the $59 million contract with ICE in Costa Rica. ICE is a government owned utility company to which ECI is providing a countrywide optical backbone that includes over 100 XDM optical platforms. This new backbone will provide ICE the capacity to deliver countrywide voice and data services to fixed as well as mobile subscribers.

“The growth achieved in the optical business was offset by an anticipated decline in our broadband access sales. In this business we are currently experiencing weaker demand from our two major customers and expect revenues to continue to decline in the fourth quarter, before gradually recovering from that level during 2007. Carriers increasingly recognize the need to transform their network infrastructure to support advanced, triple play services. Deutsche Telekom and France Telecom, the main customers of our Broadband Access Division, are in various stages of building their next generation broadband networks in which we expect to continue to play a major role. This process is taking longer than anticipated, in some cases due to regulatory issues. Nevertheless, we believe this is a temporary delay and we continue to believe that these new networks represent exciting opportunities for ECI.

“We are also working to expand our broadband customer base as evidenced by recent wins in Romania & Vietnam. We believe that some of the emerging markets like Russia, India and East Europe, where we already enjoy a strong market position in the optical space, represent a potential source of growth for our broadband business. ECI is emerging as a leader in next generation broadband networks and we are proud that the Multimedia Research Group (MRG) reiterated ECI’s ranking as the number one access system provider in Europe based on the number of IPTV subscribers and the number two provider worldwide during the first half of 2006.

“Revenues in the quarter for our Data Networking Division continued to grow. During the quarter the division received an important follow on order from Korea Telecom (KT) for deployment on their metro Ethernet network.

“We are continuing the significant efforts to develop our next generation multi service edge router - expected to be available by the second half of 2007. We are pleased with the progress of the development efforts and encouraged by initial customer interest. We are also leveraging the strength of our advanced edge routing and IP service capabilities by integrating them into our next generation access and transport products. Notwithstanding the strategic importance of this division, we are committed to reduce the financial impact it now has on our results,” concluded Maor.

Guidance

Updating its guidance for the fourth quarter of 2006, ECI now expects a sequential decline of between 8-12% in consolidated revenues. This is derived from a significant decline in broadband access revenues, partially offset by the expected continued growth in the optical business. Despite this, ECI expects net income in the fourth quarter to be close to third quarter levels, due to the better performance of the optical division- which is becoming a significant majority of ECI`s business, as well as improved gross margins in the broadband business, due to a more favorable sales mix.

Based on current market conditions, ECI expects revenues in 2007 to increase in a range of 4-8% compared with 2006 and net income to grow faster than revenues.

Nine Months Results

For the first nine months of 2006, revenues reached $502 million, a 9% increase from the $461 million reported for the first nine months of 2005. On a GAAP basis, net income was $19.8 million, or $0.16 per share fully diluted, compared to net income of $32.2 million, or $0.27 per share, for the first nine months of 2005.

Pro forma, non-GAAP, net income for the first nine months of 2006 was $33 million, or $0.27 per diluted share.

Conference Call & Webcast

A conference call to discuss ECI Telecom's third quarter 2006 financial results will take place today, Thursday, October 26, 2006, at 10:30 am EST, 4:30 pm Israel time.

To access the conference call, please dial one of the following numbers:
US: (800)-230-1092, International: +1 (612)-288-0337, Israel: 1-809-370-052

A replay option will be available after the conference call, from 2:00 pm EDT on October 26, 2006 through November 2, 2006, at 11:59pm EDT.

Replay numbers:
US: (800)-475-6701, Int. +1 (320)-365-3844. Access code for both: 844845.

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com. A replay of the webcast will also be available on ECI Telecom's website.

About ECI Telecom
ECI provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of their needs into innovative, technologically advanced solutions, ECI enables its customers to increase the value of the infrastructure of their networks and reduce operating expenses. ECI's platforms provide carriers and service providers with carrier-grade solutions for easily introducing new revenue-generating services. ECI provides innovative IP service delivery solutions to the converged telecom networks encompassing Broadband access gateways, Service Edge Routers, Optical transport, NGN VoIP and multimedia applications and services. ECI maintains a global sales, marketing and customer support network, as well as a host of strategic channel relationships worldwide.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the failure to occur of the anticipated growth of optical networking markets, continuing decline in broadband access sales, our inability to capitalize on the Laurel acquisition through new product introductions and increased sales of Laurel products through our sales network, risks relating to the integration of Laurel's operations into our own, the impact of the newly adopted SFAS 123R regarding the expensing of option-based payments, which has, and is expected to continue to, result in higher compensation expenses, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, possible impact of customer dissatisfaction with some of our newer products, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, risks associated with international sales, risks relating to our intellectual property, the failure of the geographic and product markets in which we sell to grow as anticipated, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2005 and other filings with the Securities and Exchange Commission.

ECI Telecom - Investor Relations
Jay Kalish, VP Investor Relations
Phone: +(972)-3-926-6255
Email: jay.kalish@ecitele.com

TABLE - 1
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of U.S. dollars, except per share figures)

	Three Months Ended		Nine Months Ended		Three Months ended
	September 30,		September 30,		June 30,
	2006	2005	2006	2005	2006
Revenues	170.0	162.4	502.3	460.8	170.3
Cost of revenues	99.3	94.0	299.7	266.1	103.3
Gross profit	70.7	68.4	202.6	194.7	66.9
Research and development costs, net	24.4	24.6	74.8	63.5	25.4
Selling and marketing expenses	24.2	25.8	70.3	71.2	24.2
General and administrative expenses	11.9	10.5	36.1	31.2	11.5
Amortization of acquisition-related intangible assets	1.3	1.0	3.8	1.5	1.3
Recovery of doubtful debt	-	-	-	(10.4)	-
Impairment of loans	-	-	-	3.0	-
Acquired in-process research and development	-	-	-	0.9	-
Operating income	9.0	6.5	17.7	33.7	4.6
Financial income, net	2.4	1.5	7.0	3.5	2.4
Other income (expenses), net	(0.3)	(0.1)	4.2	0.3	4.5
Income from continuing operations
before taxes on income	11.0	8.0	28.8	37.6	11.5
Taxes on income	(1.2)	(0.8)	(3.4)	(2.7)	(1.2)
Income from continuing operations
after taxes on income	9.9	7.2	25.5	35.0	10.3
Company's equity in results of
investee companies	(2.8)	(1.1)	(5.7)	(2.6)	(0.7)
Minority interest	0.0	0.2	0.0	(0.1)	0.0
Net income	7.1	6.2	19.8	32.2	9.6

Basic earnings per share
Net earnings per ordinary share ($)	0.06	0.06	0.17	0.29	0.08

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	116.6	110.6	115.3	110.1	116.1

Diluted earnings per share
Net earnings per ordinary share ($)	0.06	0.05	0.16	0.27	0.08

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	119.5	118.3	120.0	118.2	120.5

TABLE - 2
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions of U.S. dollars)

	September 30,	June 30,	December 31,
	2006	2006	2005

Assets
Current Assets
Cash and cash equivalents	95.9	84.9	63.8
Short-term investments	76.5	70.8	41.3
Trade Receivables	176.6	163.4	152.8
Other receivables and prepaid expenses	36.5	36.0	28.4
Work in progress	5.5	3.5	2.9
Inventories	154.3	148.7	147.0
Total current assets	545.3	507.3	436.2

Long-term receivables, net	7.3	8.5	8.3
Long-term deposits and marketable securities	83.0	103.0	140.0
Assets held for severance benefits	25.4	24.9	25.9
Investments	13.4	16.3	19.8
Property, plant and equipment, net	121.4	121.1	119.6
Software development costs, net	11.9	11.3	12.0
Goodwill	39.3	39.3	39.3
Other assets	44.0	45.2	47.7

Total assets	891.1	877.1	848.7

Liabilities and shareholders' equity
Current liabilities
Trade payables	77.7	77.1	56.5
Other payables and accrued liabilities	121.4	122.2	120.5
Total current liabilities	199.1	199.3	177.0

Long-term liabilities
Other liabilities	1.0	1.0	0.2
Liability for employee severance benefits	47.8	46.2	48.3
Total long-term liabilities	48.8	47.2	48.5

Total liabilities	247.9	246.6	225.5

Minority Interest	4.1	4.1	4.1
Shareholders' equity
Share capital	6.4	6.4	6.3
Capital surplus	655.7	652.7	648.5
Accumulated other comprehensive income (loss)	1.4	(1.2)	8.5
Accumulated deficit	(24.4)	(31.5)	(44.2)
Total shareholders' equity	639.1	626.4	619.1

Total Liabilities and shareholders' equity	891.1	877.1	848.7

TABLE - 3
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of U.S. dollars)

	Three Months Ended		Nine Months Ended		Three Months ended
	September 30,		September 30,		June 30,
	2006	2005	2006	2005	2006
Cash flows from operating activities
Net income	7.1	6.2	19.8	32.2	9.6
Adjustments to reconcile net income to cash
provided by operating activities:
Depreciation and amortization	9.7	10.0	28.5	28.5	9.2
Share-based payments expenses	2.7	0.8	9.4	0.8	3.9
Capital gains, net	(0.2)	-	(4.2)	(2.6)	(4.2)
Impairment of loans	-	-	-	3.0	-
Other, net	(1.5)	(0.0)	(3.7)	3.9	(2.9)
Acquired in-process research and development costs	-	-	-	0.9	-
Company's equity in results of investee companies	2.8	1.1	5.7	2.6	0.7
Minority interest	-	(0.2)	-	0.1	-
Decrease (increase) in working capital (including non-current
maturities of trade receivables)	(16.9)	8.3	(20.1)	85.3	(6.3)
Increase (decrease) in other long-term liabilities	(0.0)	(0.0)	0.8	(0.0)	0.8
Increase (decrease) in liability for employee severance benefits	1.6	0.4	(0.5)	(3.4)	(1.6)
Net cash provided by operating activities	5.3	26.7	35.6	151.3	9.1
Cash flows provided by (used in) investing activities
Investments in deposits, net	(0.8)	(0.9)	(0.4)	(1.5)	0.0
Software development costs capitalized	(2.7)	(1.9)	(6.2)	(6.1)	(1.7)
Investment in property, plant and equipment	(6.6)	(5.2)	(20.2)	(14.5)	(7.2)
Proceeds from sale of property, plant and equipment	0.3	0.2	0.8	0.8	0.2
Payments for acquisition of additional shares
in consolidated subsidiary	(1.1)	-	(1.1)	-	-
Acquisition of investee companies	(0.1)	(0.1)	(0.4)	(0.6)	-
Proceeds from realization of an investee company	-	-	-	2.4	-
Repayment of long term loans granted	0.3	-	0.5	-	0.1
Acquisition of an operation	-	(5.3)	-	(10.7)	-
Acquisition of newly consolidated subsidiary	-	(1.2)	-	(85.9)	-
Investments in marketable securities	(3.2)	(35.4)	(28.3)	(56.1)	(4.3)
Proceeds from realization of marketable securities	18.9	14.2	38.2	26.0	11.6
Changes in assets held for severance benefits	0.5	(0.5)	3.0	(0.4)	3.0
Net cash provided by (used in) investing activities	5.4	(36.2)	(14.0)	(146.6)	1.7
Cash flows provided by (used in) financing activities
Repayment of loans from banks	-	-	-	(30.0)	-
Exercise of stock options	0.3	0.4	10.3	3.1	1.6
Share issuance	-	-	-	0.0	-
Net cash provided by (used in) financing activities	0.3	0.4	10.3	(26.9)	1.6

Effect of change in exchange rate on cash	(0.1)	(0.2)	0.2	(1.2)	0.4

Net increase (decrease) in cash and cash equivalents	10.9	(9.3)	32.0	(23.4)	12.8

Cash and cash equivalents at beginning of period	84.9	60.0	63.8	74.2	72.1

Cash and cash equivalents at end of period	95.9	50.7	95.9	50.7	84.9

TABLE - 4
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Three months ended September, 30				Three months ended June, 30
	2006				2006
	GAAP	Proforma		Proforma	GAAP		Proforma		Proforma
	Reported	Adjustments			Reported		Adjustments

Revenues	170.0			170.0	170.3				170.3
Cost of revenues	99.3	(0.3)	(*)	99.0	103.3		(0.4)	(*)	103.0
Gross profit	70.7	0.3		71.0	66.9		0.4		67.3
Research and development costs, net	24.4	(1.0)	(*)	23.4	25.4		(1.4)	(*)	24.0
Selling and marketing expenses	24.2	(0.6)	(*)	23.6	24.2		(0.8)	(*)	23.4
General and administrative expenses	11.9	(0.9)	(*)	11.1	11.5		(1.3)	(*)	10.2
Amortization of acquisition-related intangible assets	1.3	(1.3)		-	1.3		(1.3)		-
Operating income	9.0	4.0		12.9	4.6		5.1		9.7
Financial income ,net	2.4			2.4	2.4				2.4
Other income (expenses), net	(0.3)			(0.3)	4.5	(**)			4.5	(**)
Income from continuing operations
before taxes on income	11.0	4.0		15.0	11.5		5.1		16.6
Taxes on income	(1.2)			(1.2)	(1.2)				(1.2
Income from continuing operations
after taxes on income	9.9	4.0		13.9	10.3		5.1		15.4
Company's equity in results of
investee companies	(2.8)			(2.8)	(0.7)				(0.7
Minority interest	0.0			0.0	0.0				0.0
Net income	7.1	4.0		11.1	9.6		5.1		14.8

Basic earnings per share
Net earnings per ordinary share ($)	0.06	0.03		0.10	0.08		0.04		0.13

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	116.6	116.6		116.6	116.1		116.1		116.1

Diluted earnings per share
Net earnings per ordinary share ($)	0.06	0.03		0.09	0.08		0.04		0.12

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	119.5	119.5		119.5	120.5		120.5		120.5

(*) Share based compensation.
(**) Includes $4.1 million gain from distribution of ECtel shares as dividend in kind.

TABLE - 5
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Three months ended September, 30
	2005
	GAAP	Proforma		Proforma
	Reported	Adjustments

Revenues	162.4			162.4
Cost of revenues	94.0	(0.2)	(*)	93.9
Gross profit	68.4	0.2		68.5
Research and development costs, net	24.6	(0.3)	(*)	24.3
Selling and marketing expenses	25.8	(0.2)	(*)	25.5
General and administrative expenses	10.5	(0.1)	(*)	10.3
Amortization of acquisition-related intangible assets	1.0	(1.0)		-
Operating income	6.5	1.8		8.3
Financial income ,net	1.5			1.5
Other income (expenses), net	(0.1)			(0.1)
Income from continuing operations
before taxes on income	8.0	1.8		9.7
Taxes on income	(0.8)			(0.8)
Income from continuing operations
after taxes on income	7.2	1.8		9.0
Company's equity in results of
investee companies	(1.1)			(1.1)
Minority interest	0.2			0.2
Net income	6.2	1.8		8.0

Basic earnings per share
Net earnings per ordinary share ($)	0.06	0.02		0.07

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	110.6	110.6		110.6

Diluted earnings per share
Net earnings per ordinary share ($)	0.05	0.02		0.07

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	118.3	118.3		118.3

(*) Share based compensation.

TABLE - 6
ECI TELECOM LTD.
AND SUBSIDIARIES
ADJUSTED CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Nine months ended September, 30
	2006
	GAAP		Proforma		Proforma
	Reported		Adjustments

Revenues	502.3				502.3
Cost of revenues	299.7		(1.0)	(*)	298.7
Gross profit	202.6		1.0		203.6
Research and development costs, net	74.8		(3.2)	(*)	71.6
Selling and marketing expenses	70.3		(2.0)	(*)	68.3
General and administrative expenses	36.1		(3.2)	(*)	32.9
Amortization of acquisition-related intangible assets	3.8		(3.8)		-
Operating income	17.7		13.2		30.9
Financial income ,net	7.0				7.0
Other income, net	4.2	(**)			4.2	(**)
Income from continuing operations
before taxes on income	28.8		13.2		42.0
Taxes on income	(3.4)				(3.4)
Income from continuing operations
after taxes on income	25.5		13.2		38.6
Company's equity in results of
investee companies	(5.7)				(5.7)
Minority interest	0.0				0.0
Net income	19.8		13.2		33.0

Basic earnings per share
Net earnings per ordinary share ($)	0.17		0.11		0.29

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	115.3		115.3		115.3

Diluted earnings per share
Net earnings per ordinary share ($)	0.16		0.11		0.27

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	120.0		120.0		120.0

(*) Share based compensation.
(**) Includes $4.1 million gain from distribution of ECtel shares as dividend in kind.

TABLE - 7
ECI TELECOM LTD.
AND SUBSIDIARIES
RECONCILIATION REPORT
This schedule is to assist the reader in reconciling from the GAAP reported operating income (loss) to Proforma operating income (loss)
(In millions of U.S. dollars)

	Three months ended September 30, 2006
	Optical Networks	Broadband Access	Data Networking	Other	Total
Operating income (loss) - GAAP reported	16.8	5.4	(9.0)	(4.3)	9.0
Proforma adjustments
Share based compensation	0.5	0.5	0.6	1.1	2.7
Amortization of acquisition-related intangible assets	0.4	-	0.8	-	1.3
Total proforma adjustments	0.9	0.5	1.5	1.1	4.0
Operating income (loss) - Proforma	17.7	5.9	(7.5)	(3.1)	12.9